CUSIP No. 152418109                                          Page 20 of 21 Pages


                                                                       EXHIBIT 3

                                 [ON LETTERHEAD]

October 25, 2001

Mr. John D. Doherty
President and Chief Executive Officer
Central Bancorp, Inc.
399 Highland Avenue
Somerville, MA 02144

Dear Mr. Doherty:

Central Bancorp recently reported earnings in a press release dated October 19, 2001. Although the press release is lacking in many details customarily provided by banks and thrifts, we can still make observations and draw conclusions from it.

On a positive note, it is clear that Central Bancorp is appropriately concerned about credit quality, which we appreciate.

Other than credit quality, there is little else for shareholders to be pleased about:

> Net income is down 36% versus prior year's quarter >> EPS is down 33% versus prior year's quarter >> Operating expenses are up 15% versus prior year's quarter
> The press release claims operating expense increases reflect additional personnel costs to market annuities and other investment products; while that may be true, the "payoff" in terms of higher non-interest income, is not evident, since non-interest income was down quarter over quarter
> Despite the steepest yield curve in years, Net Interest Margin (NIM) was down to 3.09% (an estimated ratio since the press release did not provide
     it) versus 3.31% in the prior year quarter
>    Loans receivable at 9-30-01 were down $30 million (9%) versus 9-30-00
> Deposits at 9-30-01 were basically flat with the prior year quarter but down $16 million, including interest credited, since 12-31-00
> Return on Equity was 5.8%, well below peers and well below expectations given the steep yield curve environment and the lack of loan loss provisions taken

Based upon current earnings ($.66 share for the first six months of fiscal 2002) annualized, Central Bancorp will make less money this year than in any of the past six years.

These results are extremely disappointing for a company with a well-established franchise in a mature market.

CUSIP No. 152418109                                          Page 21 of 21 Pages



In 1996, the institutional proxy analysis firm, ISS, sided with management in the proxy contest held that year, primarily because ISS felt that Central Bancorp deserved more time to make progress towards producing better financial and operating results. Given the results Central Bancorp is now producing, it is clear to us, and most other independent observers we assume, that Central Bancorp has had its chance to perform and it is time for the Board and management to pursue the sale of Central Bancorp to a better performing financial institution. Given the number of well capitalized competitors in the Boston market, in our opinion a sale of Central Bancorp would produce a significant premium for shareholders compared to any foreseeable strategy of remaining independent.

While we know Mr. Morrissey is the designated "spokesperson", unless he is actually running the Company, we prefer to meet with you and the Board directly. Although you and your Board have so far refused to meet with us to discuss our concerns, we stand ready to meet with you and/or your full Board at any time. Please contact us at any time to set up a meeting.

Very truly yours,

/s/ Richard Lashley          /s/ John Palmer           /s/ Garrett Goodbody

Richard Lashley              John Palmer               Garrett Goodbody
Principal                    Principal                 Principal
PL Capital, LLC &            PL Capital, LLC &         Goodbody/PL Capital, LLC
Goodbody/PL Capital, LLC     Goodbody/PL Capital, LLC